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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                   Balcor/Colonial Storage Income Fund - 85
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Interests in Limited Partnership
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     NONE
                   -----------------------------------------
                                (CUSIP Number)

  David B.H. Martin, Jr., Hogan & Hartson L.L.P., 555 Thirteenth Street, NW,
                      Washington, DC 20004, 202/637-5600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 25, 1996
                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D/A

-----------------------                                  ---------------------
  CUSIP NO.   NONE                                         PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Public Storage, Inc.

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

                WC

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                California

------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

     NUMBER OF                  30,317.279

      SHARES       -----------------------------------------------------------
                     8     SHARED VOTING POWER
   BENEFICIALLY
                                -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH          9     SOLE DISPOSITIVE POWER

    REPORTING                   30,317.279

      PERSON       -----------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
       WITH
                                -0-
------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                30,317.279

------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [_]

------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                10.9%

------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

                CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 INTRODUCTION
                                 ------------

          This Amendment No. 3 to Schedule 13D relates to the ownership by Public Storage, Inc., a California Corporation (the "Company") of limited partnership interests (the "Interests") in Balcor/Colonial Storage Income
Fund - 85, an Illinois limited partnership, and amends the information on
Schedule 13D dated April 22, 1996 (the "Schedule 13D") as amended by Amendment No. 1 to Schedule 13D filed on August 29, 1996, and Amendment No. 2 to Schedule 13D dated October 2, 1996. Capitalized terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

          The Offer expired on September 30, 1996, at 5:00 p.m., New York City time. At the expiration of the Offer, 4,478.5 Interests (representing approximately 1.6% of the outstanding Interests) had been submitted pursuant to the Offer. On October 25, 1996, the Company accepted for payment all 4,478.5 Interests tendered pursuant to its Offer.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 is hereby amended as follows:

         (a) The Company beneficially owns 30,317.289 Interests which represents approximately 10.9% of the outstanding Interests.

         (b) The Company has the sole power to vote 30,317.289 Interests, and the sole power to dispose of 30,317.289 Interests.

         (c) On October 25, 1996, the Company purchased from Interest holders 4,478.5 Interests for $210 per Interest. These Interests were tendered in response to an Offer to Purchase dated August 29, 1996, with an expiration date of September 30, 1996 (the "Offer to Purchase"). The Offer to Purchase was disseminated to Interest holders by the Company.

                                   SIGNATURE
                                   ---------


               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


     Dated:  October 30, 1996       PUBLIC STORAGE, INC.



                                    By:   /s/ Harvey Lenkin
                                         ------------------
                                          Harvey Lenkin
                                          President

                                     - 4 -